UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

BC Partners Lending Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

NONE
(CUSIP Number)

Kathryn Freund
c/o Global Atlantic Financial Company,
4 World Trade Center,
150 Greenwich Street,
New York, NY 10007
(917) 438-9856

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
Forethought Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
Commonwealth Annuity and Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
Global Atlantic (Fin) Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
Global Atlantic Financial Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
Global Atlantic Financial Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
The Global Atlantic Financial Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
KKR Magnolia Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
KKR Group Assets Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
KKR Group Assets GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,516.387 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,516.387

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
402,516.387 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
402,516.387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 5.

CUSIP No. NONE	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
402,516.387 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
402,516.387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,516.387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 5.

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to Statement on Schedule 13D is being filed in connection with the acquisition by KKR & Co. Inc. and certain of its affiliates (“KKR”) of Global Atlantic Financial Group Limited (“Global Atlantic”), a retirement and life insurance company, on February 1, 2021. In connection with that acquisition, KKR may be deemed to have become the beneficial owner of the securities beneficially owned by Global Atlantic and its wholly-owned subsidiaries, including securities owned by Forethought Life Insurance Company.

This Amendment No. 3 is filed by the Reporting Persons (as defined below) and relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of BC Partners Lending Corporation (the “Issuer”) and amends the Statement on Schedule 13D filed by Forethought Life Insurance Company on October 24, 2019, as amended by Amendment No. 1 filed on June 26, 2020 and Amendment No. 2 filed on September 28, 2020 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)          Forethought Life Insurance Company, an Indiana domiciled life insurance company;
(ii)         Commonwealth Annuity and Life Insurance Company, a Massachusetts corporation;
(iii)        Global Atlantic (Fin) Company, a Delaware corporation;
(iv)        Global Atlantic Financial Limited, a Bermuda exempted company;
(v)         Global Atlantic Financial Group Limited, a Bermuda exempted company (the entities listed in items (i) through (v) are collectively referred to herein as the “Global Atlantic Companies”);
(vi)        The Global Atlantic Financial Group LLC, a Bermuda exempted limited liability company;
(vii)       KKR Magnolia Holdings LLC, a Cayman Islands limited liability company;
(viii)      KKR Group Assets Holdings L.P., a Delaware limited partnership
(ix)        KKR Group Assets GP LLC, a Delaware limited liability company;
(x)         KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(xi)        KKR Group Holdings Corp., a Delaware corporation;
(xii)       KKR & Co. Inc., a Delaware corporation;
(xiii)      KKR Management LLP, a Delaware limited liability partnership;
(xiv)      Henry R. Kravis, a United States citizen; and
(xv)       George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xv) are collectively referred to herein as the “Reporting Persons”).

Forethought Life Insurance Company is a wholly-owned subsidiary of Commonwealth Annuity and Life Insurance Company, which is a wholly-owned subsidiary of Global Atlantic (Fin) Company, which  is a wholly-owned subsidiary of Global Atlantic Financial Limited, which is a wholly-owned subsidiary of Global Atlantic Financial Group Limited, which is a wholly-owned subsidiary of The Global Atlantic Financial Group LLC.  KKR Magnolia Holdings LLC is the sole voting member of The Global Atlantic Financial Group LLC. KKR Group Assets Holdings L.P. is the sole member of KKR Magnolia Holdings LLC. KKR Group Assets GP LLC is the general partner of KKR Group Assets Holdings L.P.  KKR Group Partnership L.P. is the sole member of KKR Group Assets GP LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp.  KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc.  Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

The executive officers and directors of each of the Global Atlantic Companies are listed on Annex A attached hereto, which is incorporated herein by reference.  Each of Messrs. Scott Nuttall, Joseph Bae, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. The executive officers of KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Nuttall, Bae, Lewin and Sorkin. The directors of KKR & Co. Inc. are listed on Annex B attached hereto, which is incorporated herein by reference.

Each of Messrs. Nuttall, Bae and Sorkin is a United States citizen.  Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the principal business office of each of the Global Atlantic Companies and the other individuals listed in Annex A is:

c/o Global Atlantic Financial Company
4 World Trade Center, 150 Greenwich Street,
New York, NY 10007

The address of the principal business office of the other Reporting Persons, except for Mr. Roberts, and Messrs. Nuttall, Bae, Lewin and Sorkin and the other individuals listed in Annex B is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, NY 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)  Each of the Global Atlantic Companies is principally engaged in the business of retirement and life insurance and reinsurance.  The Global Atlantic Financial Group LLC is principally engaged in the business of being a holding company for the Global Atlantic Companies.  Each of KKR Magnolia Holdings LLC, KKR Group Assets Holdings L.P., KKR Group Assets GP LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttall, Bae, Lewin and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annexes A and B, respectively.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On February 1, 2021, KKR acquired Global Atlantic (the “Transaction”). As a result of the Transaction, KKR and may be deemed to have become the indirect beneficial owner of the shares of Common Stock held by Forethought Life Insurance Company, a wholly-owned subsidiary of Global Atlantic.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Forethought Life Insurance Company acquired the shares of Common Stock for investment purposes. As described herein, KKR acquired indirect beneficial ownership of the securities reported herein upon consummation of its acquisition of Global Atlantic.

While the Forethought Life Insurance Company presently has no definitive plans for additional acquisitions of shares of Common Stock, other than may exist as a result of existing subscription obligations, as described further below in Item 6, it intends to review its investment in the Issuer on a continuing basis and it may subscribe for additional shares during future transactions depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by its board, price levels of the shares of Common Stock, and other investment opportunities available to the Forethought Life Insurance Company. Forethought Life Insurance Company does not presently intend that its interest in the Issuer will exceed 24.99% of the Common Stock outstanding at any time.

Subject to various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), the Reporting Persons intend to dispose, or cause affiliates to dispose, of shares of Common Stock or other securities of the Issuer from time to time, and may continue to hold, or cause affiliates to hold, shares of Common Stock or other securities of the Issuer.

The Reporting Persons intend to engage in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects, from time to time.  In addition, the Reporting Persons may engage in discussions with management or the board of directors of the Issuer, stockholders or other security holders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). Forethought Life Insurance Company holds 402,516.387 shares of Common Stock, representing approximately 24.4% of the shares of Common Stock outstanding.

Forethought Life Insurance Company has sole power to vote, or direct the vote, and the sole power to dispose, or direct to dispose, its holdings described in Item 5(a). However, Forethought Life Insurance Company and the Issuer executed a letter agreement on September 25, 2019 (the “Letter Agreement”), which such Letter Agreement is filed herewith as Exhibit C, pursuant to which Forethought Life Insurance Company may only exercise its voting power up to a total of 9.9% of the Issuer’s outstanding voting securities. Certain terms of the Letter Agreement may represent a granting of a voting proxy in respect of the voting interest above 9.9%.

The percentage of beneficial ownership in this Schedule 13D is based on 1,647,320 shares of Common Stock outstanding as of November 5, 2020 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer on November 6, 2020.

Each of Commonwealth Annuity and Life Insurance Company (as the sole owner of Forethought Life Insurance Company), Global Atlantic (Fin) Company (as the sole owner of Commonwealth Annuity and Life Insurance Company), Global Atlantic Financial Limited(as the sole owner of Global Atlantic (Fin) Company, Global Atlantic Financial Group Limited (as the sole owner of Global Atlantic (Fin) Company), The Global Atlantic Financial Group LLC (as the sole owner of Global Atlantic Financial Group Limited), KKR Magnolia Holdings LLC (as the sole voting member of The Global Atlantic Financial Group LLC), KKR Group Assets Holdings L.P. (as the sole member of KKR Magnolia Holdings LLC), KKR Group Assets GP LLC (as the general partner of KKR Group Assets Holdings L.P.), KKR Group Partnership L.P. (as the sole member of KKR Magnolia Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by Forethought Life Insurance Company.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

(c) Except as otherwise described in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Pursuant to a Subscription Agreement with the Issuer, in June 2020, Forethought Life Insurance Company agreed to purchase from the Issuer an aggregate of $5 million of additional shares of Common Stock, of which $300,000 of such obligation remains as of the date hereof.

The descriptions of the Letter Agreement and the Subscription Agreement contained herein do not purport to be complete and are qualified in their entirety by reference to such documents, copies of which are filed as Exhibits C and D, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
Exhibit A	Joint Filing Agreement by and among the Reporting Persons.
Exhibit B	Powers of Attorney.
Exhibit C
Letter Agreement, by and between Reporting Person, and BC Partners Lending Corporation, dated September 25, 2019 (incorporated by reference to Exhibit 99.1 filed with the Schedule 13D filed by Forethought Life Insurance Company on October 24, 2019)

Exhibit D	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 filed with the Annual Report on Form 10-K filed by the Issuer on March 5, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021	FORETHOUGHT LIFE INSURANCE COMPANY

	By:	/s/ Kathryn Freund
Name: Kathryn Freund
Title: SVP, Associate GC and Secretary

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

	By:	/s/ Kathryn Freund
Name: Kathryn Freund
Title: SVP, Associate GC and Secretary

GLOBAL ATLANTIC (FIN) COMPANY

	By:	/s/ Kathryn Freund
Name: Kathryn Freund
Title: SVP and Assistant Secretary

GLOBAL ATLANTIC FINANCIAL LIMITED

	By:	/s/ Kathryn Freund
Name: Kathryn Freund
Title: Vice President and Assistant Secretary

GLOBAL ATLANTIC FINANCIAL GROUP LIMITED

	By:	/s/ Kathryn Freund
Name: Kathryn Freund
Title: VP, Assistant GC and Assistant Secretary

THE GLOBAL ATLANTIC FINANCIAL GROUP LLC

	By:	/s/ Kathryn Freund
Name: Kathryn Freund
Title: SVP, Associate GC and Secretary

KKR MAGNOLIA HOLDINGS LLC

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Manager

KKR GROUP ASSETS HOLDINGS L.P.
	By:	KKR Group Assets GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP ASSETS GP LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

Annex A

The following sets forth the name and principal occupation of each of the executive officers and directors of each of the Global Atlantic Companies. Each of such persons is a citizen of the United States other than Hanben Kim Lee, who is a citizen of Canada.

Forethought Life Insurance Company

Name	Title	Principal Occupation
Robert Arena	Director and President	President of The Global Atlantic Financial Group LLC
David Jacoby	Director and Chief Financial Officer	Chief Accounting Officer of The Global Atlantic Financial Group LLC
Samuel Ramos	Chief Legal Officer	Chief Legal Officer of The Global Atlantic Financial Group LLC
Andrew Shainberg	Chief Compliance Officer	Chief Compliance Officer of The Global Atlantic Financial Group LLC
Anup Agarwal	Chief Investment Officer	Chief Investment Officer of The Global Atlantic Financial Group LLC
Edward Wilson	Chief Risk Officer	Chief Risk Officer of The Global Atlantic Financial Group LLC
Hanben Kim Lee	Director	Chief Financial Officer of The Global Atlantic Financial Group LLC
Eric David Todd	Director	Managing Director of Global Atlantic Financial Company
David Paul Wilken	Director	Co-President of Individual Markets at Global Atlantic Financial Company

Commonwealth Annuity and Life Insurance Company

Name	Title	Principal Occupation
Robert Arena	Director and President	President of The Global Atlantic Financial Group LLC
David Jacoby	Director and Chief Financial Officer	Chief Accounting Officer of The Global Atlantic Financial Group LLC
Samuel Ramos	Chief Legal Officer	Chief Legal Officer of The Global Atlantic Financial Group LLC
Andrew Shainberg	Chief Compliance Officer	Chief Compliance Officer of The Global Atlantic Financial Group LLC
Anup Agarwal	Chief Investment Officer	Chief Investment Officer of The Global Atlantic Financial Group LLC
Edward Wilson	Chief Risk Officer	Chief Risk Officer of The Global Atlantic Financial Group LLC
Hanben Kim Lee	Director	Chief Financial Officer of The Global Atlantic Financial Group LLC
Eric David Todd	Director	Managing Director of Global Atlantic Financial Company
David Paul Wilken	Director	Co-President of Individual Markets at Global Atlantic Financial Company

Global Atlantic (Fin) Company

Name	Title	Principal Occupation
Allan Levine	Director and Chief Executive Officer	Chief Executive Officer of The Global Atlantic Financial Group LLC
Robert Arena	Director and President	President of The Global Atlantic Financial Group LLC
Hanben Kim Lee	Director and Chief Financial Officer	Chief Financial Officer of The Global Atlantic Financial Group LLC
Samuel Ramos	Chief Legal Officer	Chief Legal Officer of The Global Atlantic Financial Group LLC
Andrew Shainberg	Chief Compliance Officer	Chief Compliance Officer of The Global Atlantic Financial Group LLC
Anup Agarwal	Chief Investment Officer	Chief Investment Officer of The Global Atlantic Financial Group LLC

Global Atlantic Financial Limited

Name	Title	Principal Occupation
Allan Levine	Director and Chief Executive Officer	Chief Executive Officer of The Global Atlantic Financial Group LLC
Robert Arena	Director and President	President of The Global Atlantic Financial Group LLC
Hanben Kim Lee	Director and Chief Financial Officer	Chief Financial Officer of The Global Atlantic Financial Group LLC
Samuel Ramos	Chief Legal Officer	Chief Legal Officer of The Global Atlantic Financial Group LLC
Andrew Shaingberg	Chief Compliance Officer	Chief Compliance Officer of The Global Atlantic Financial Group LLC
Anup Agarwal	Chief Investment Officer	Chief Investment Officer of The Global Atlantic Financial Group LLC
Edward Wilson	Chief Risk Officer	Chief Risk Officer of The Global Atlantic Financial Group LLC

Annex B

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
John B. Hess	Chief Executive Officer of Hess Corporation
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley